Clickstream Corp.

8549 Wilshire Boulevard, Suite 2181

Beverly Hills, CA 90211

April 2, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Matthew Derby, Esq.

Re:       Clickstream Corp.

Offering Statement on Form 1-A

Filed March 4, 2021

File No. 024-11475

Ladies and Gentlemen:

By letter dated March 26, 2021, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Clickstream Corp. (the “Company”) with comments on the Company’s Offering Statement on Form 1-A, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

The Company has revised the Offering Statement in response to the Staff’s comments in its letter and pursuant to a subsequent telephone call with our counsel, and is concurrently filing Amendment No 1.

Form 1-A Filed March 4, 2021

Description of Our Business, page 16

1.	Please disclose the material terms of the Game Show Host and Executive Producer Agreement with Pooch Hall, including any consideration you provided for entering into the agreement.

COMPANY’S RESPONSE

We have disclosed the material terms of the agreement with Pooch Hall.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Securities and Exchange Commission

Division of Corporation Finance

Attention: Daniel Morris, Esq.

2.	We note your disclosure that you intend to start a large scale ad campaign that will “bolster HeyPal™’s user population to millions of users very rapidly”, and that in Q3 you will scale up the WinQuik team and hope to have “tens of thousands of daily users”. In light of the fact that you have generated no revenue and have limited operations, please disclose the basis for your projections and all material assumptions.

COMPANY’S RESPONSE

We have added disclosure with regard to HeyPal™ and WinQuik™.

Related Party Transactions, page 25

3.	We note your disclosure that the company entered into several related party transactions with affiliates of the company. Please revise to identify the related party for each transaction and discuss the nature of the relationship to the issuer. File the agreements as exhibits or tell us why it is not required. Refer to Item 13(a) of Part II of Form 1-A.

COMPANY’S RESPONSE

We have added a disclosure regarding the overlap of officers and directors with regard to the Company and Winners, Inc. and have attached the relevant contracts/instruments between the companies.

Index to Financial Statements

Note 13. Subsequent Events, page 46

4.	You disclose that 233,692,325 shares of common stock were outstanding as of January 31, 2021. However, as per your Consolidated Statements of Stockholders’ Equity (Deficit), it appears that there were 230,660,625 shares outstanding as of December 31, 2020. Please explain and revise your subsequent events footnote disclosure to include a discussion of any share issuances through the date the financial statements were issued. Refer to ASC 855-10-50-2.

COMPANY’S RESPONSE

In the subsequent event footnote we have described the additional share issuances.

General

5.	Please expand your cover page disclosure to briefly discuss the relative voting rights of the common stock and preferred stock. In addition, expand your risk factor disclosure to discuss the impact of the voting rights of the Series A Preferred Stock, which is entitled to 100 votes per share and have the right to vote on all matters as a class with the holders of common stock which are entitled to one vote.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Daniel Morris, Esq.

COMPANY’S RESPONSE

We have described the voting rights of the Series A Preferred Stock on the cover page and referenced the super voting rights in the risk factor pertaining to such voting rights.

6.	Please revise your disclosure to address the risks associated with potential conflicts of interest and your policies to address them. In particular, discuss how you intend to address the potential conflicts related to the best-efforts Regulation A offering being conducted by Winners, Inc., an affiliated entity. In that regard, we note that several officers and directors of ClickStream are also directors or shareholders of Winners, Inc. As part of your disclosure, be sure to discuss how affiliates will prioritize or allocate their time and efforts in offering the securities for each company.

COMPANY’S RESPONSE

We do not believe that there is a conflict. However, we have added a risk factor with regard to the management overlap.

7.	We note that your website indicates you are developing a new product called Nifter, which appears to be a marketplace for non-fungible tokens (“NFT’’) on the Ethereum blockchain. Please tell us the status of this product and tell us why you have not provided this disclosure in your offering statement.

COMPANY’S RESPONSE

We have added a disclosure regarding Nifter.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Sincerely,

Clickstream Corp.

/s/ Frank Magliochetti
By Frank Magliochetti,
Chief Executive Officer
cc:	David L. Ficksman